EZJR, Inc.

A Nevada Corporation

935 Highway 124, #125, Braselton, GA 30517, Tel: (678) 866-3337 Fax: 678-866-2353

July 3, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Duc Dang

Senior Counsel

Re: EZJR, Inc.

Form 8-K

Filed April 20, 2012

File No. 000-53810

Dear Mr. Dang:

On behalf of EZJR, Inc. (the “Company”), we are hereby responding to the letter, dated May 18, 2012 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K (File No. 000-53810) (the “Current Report”). In response to the Comment Letter and to update certain information in the Current Report, the Company is filing with the Commission today Amendment No. 2 to the Current Report (the “Amendment”) on Form 8-K/A. We are sending you a marked copy, with the correspondence for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s responses are set forth below each comment.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1. We note your response to comment 1. Please reflect the response in your disclosure. Also, please clarify if EZJR and OWR shared common control prior to the transaction and whether OWR' s related parties that held shares in pre-merger EZJR acquired those shares shortly before the merger.

Response: We have reflected our response as a disclosure in the amended Form 8-K. We also stated that the EZJR and OWR control shareholders shared common control of both entities prior to the transaction, and the EZJR shareholders acquired their control ownership of EZJR on February 8, 2012.

Ownerwiz Realty Business, page 3

2. We note your response to comment 3 and the revised disclosure on page 3. Please revise to clarify if purchase options, in rent to own arrangements, must be exercised within 24 months. If not, please clarify if you would still be entitled to the final commission.

Response: We have clarified the disclosure to state that “The buyer can execute the purchase option at any time during the rent to own/lease purchase contract. In the event the buyer is unable to exercise their purchase option prior to the end of the contract, OWR would not be entitled to the final commission. OWR will not receive the balance of their commission due on the referral unless the buyer executes their purchase contract.”

3. We note your response to comment 4 implying that the referral agreement protects you in a buyer's transaction. Please revise to discuss the terms of the referral agreement that provides you protection.

Response: In response to your comment, we added that “the referral agreement stipulates that the Receiving Broker shall pay the referral fee to the Referral Broker (OWR) within 3-days of Receiving Broker’s receipt of the compensation on the real estate transaction involving the Prospect and Receiving Broker, originally referred by OWR to the Receiving Broker. OWR requires the Receiving Broker to execute the referral agreement prior to receiving the Prospect in order protect the financial interests of OWR should any real estate related transaction involving Prospect and the Receiving Broker occur.”

Security Ownership of Beneficial Ownership and Management, page 27

4. Please note that the shares owned by AdMaxOffers.com are also beneficially owned by the natural persons that have voting and investment control of the shares. Please revise this table accordingly.

Response: We have revised the Security Ownership Table to reflect the natural persons that have voting and investment control over AdMaxOffers.com. Please note, that this Table, as of July 3, 2012, includes the recent change of ownership of AdMaxOffers.com, whereby Brenda Zimbardi now owns 100% of this entity.

Item 9.01 Financial Statements and Exhibits, page 34

5. You disclose that the required financial statements were included in the Form 8-K/A; however, we were unable to locate them. Please revise or advise.

Response: In our amendment No. 2 to Form 8-K/A, we indicated in our Exhibit Index that the financials could be found in our original Form 8-K filed with the Commission on April 20, 2012. In other words, to avoid any confusion, we have revised this reference in our Exhibit Table and we have included all of the financials in our Amendment No. 3 to the Form 8-K/A.

On behalf of the company, we acknowledge that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to me at (678) 866-3337.

EZJR, Inc.
By: /s/ Adam Alred
Adam Alred President